Exhibit 8.1

List of Significant Subsidiaries

The Company holds the following significant wholly-owned subsidiaries:

•

M&M Holdings, Inc.

•

MIGENIX Corp.

Each of the significant subsidiaries listed above are incorporated in the state of Delaware